SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                               Amendment No. 3 to
                                   SCHEDULE TO
                                   -----------

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)


                             VINA TECHNOLOGIES, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))


          Options to Purchase Common Stock, Par Value $.0001 Per Share,
                    Having an Exercise Price of $1.00 or More
                         (Title of Class of Securities)

                         ------------------------------

                                   92719D 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                         ------------------------------

                                 W. Michael West
                Chairman of the Board and Chief Executive Officer
                             VINA Technologies, Inc.
                               39745 Eureka Drive
                                Newark, CA 94560
                                 (510) 492-0800
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)
                           ---------------------------
                                   Copies to:

                                 Stanton D. Wong
                             Pillsbury Winthrop LLP
                                  P.O. Box 7880
                         San Francisco, California 94120
                                 (415) 983-1000
                              (415) 983-1200 (Fax)
                           ---------------------------

                            CALCULATION OF FILING FEE


================================= =========================================
    Transaction valuation*                  Amount of Filing Fee
================================= =========================================
================================= =========================================
          $8,668.698                               $1,734
================================= =========================================


* Calculated solely for purposes of determining the filing fee. This amount assumes that 5,227,943 options to purchase shares of common stock of VINA Technologies, Inc. having a weighted average exercise price of $2.65 as of May 3, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  $1,734
          Form or Registration  No.: Schedule TO
          Filing Party: VINA Technologies, Inc.
          Date Filed: May 8, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]  third party tender offer subject to Rule 14d-1.

        |X|  issuer tender offer subject to Rule 13e-4.

        [ ]  going-private transaction subject to Rule 13e-3.

        [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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


     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") dated May 8, 2002, and amended by Amendment No. 1 dated May 21, 2002 and Amendment No. 2 dated June 13, 2002 filed by VINA Technologies, Inc., a Delaware corporation ("VINA" or the "Company"), relating to the Company's offer to exchange certain options to purchase shares of its common stock, par value $0.001 per share, having an exercise price per share greater than or equal to $1.00 for new options to purchase shares of its common stock upon the terms and subject to the conditions described in the Offer to Exchange dated May 8, 2002. This Amendment No. 3 extends the offer period by 18 business days such that the offer shall expire at 5:00 p.m., Pacific Time, on August 15, 2002.



Item 12. Exhibits

 (a) (1)* Offer to Exchange, dated May 8, 2002.

     (2)* Form of Election Form.

     (3)* Form of Change in Election Form from Accept to Reject.

     (4)* Form of Change in Election Form from Reject to Accept.

     (5) VINA Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, and incorporated herein by reference.

     (6) VINA Technologies, Inc. amendment to its Annual Report on Form 10-K/A for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 25, 2002, and incorporated herein by reference.

     (7) VINA Technologies, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 9, 2002, and incorporated herein by reference.

     (8)* Form of Electronic Communication--Notice to Employees of Amendments to the Offer to Exchange.

     (9)* Form of Electronic Communication--Notice to Employees of Extension of offer period under the Offer to Exchange.

     (10) Form of Electronic Communication--Notice to Employees of Further Extension of offer period under the Offer to Exchange.

     (11) Text of Press Release issued by VINA on July 23, 2002.

 (b) Not applicable.

 (d) (1) VINA Technologies, Inc. Amended and Restated 1998 Stock Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-36398) filed with the Securities and Exchange Commission on June 22, 2000).

     (2) VINA Technologies, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1.5 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333- 36398) filed with the Securities and Exchange Commission on July 17, 2000).

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


     (3) Form of Option Agreement pursuant to the VINA Technologies, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-36398) filed with the Securities and Exchange Commission on August 4, 2000).

     (4) Woodwind Communications Systems, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration
Statement on Form S-8 (File No. 333- 56260) filed with the Securities and Exchange Commission on February 27, 2001).

     (5) Woodwind Communications Systems, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration
Statement on Form S-8 (File No. 333- 56260) filed with the Securities and Exchange Commission on February 27, 2001).

     (6) Securities Purchase Agreement dated as of October 17, 2001, by and among VINA Technologies, Inc. and the Investors named therein (incorporated by reference to Exhibit 99.2 of the Company's Current Report as Form 8-K filed with the Securities and Exchange Commission on October 24, 2001).

     (7) Form of Common Stock Purchase Warrant issued to investors in connection with the Securities Purchase Agreement (incorporated by reference to Exhibit
99.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001).

     (8) Stockholders' Agreement dated October 17, 2001, by and among VINA Technologies and the stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001).

 (g) Not applicable.

 (h) Not applicable.

     * Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 8, 2002, as amended by Amendment No .1 to the Schedule TO filed with the Securities and Exchange Commission on May 24, 2002 and Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on June 13, 2002.




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





                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                   VINA Technologies, Inc.




                                   /s/ W. Michael West
                                   -------------------
                                   W. Michael West
                                   Chairman and Chief Executive Officer

                                   Date: July 23, 2002



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



                                INDEX TO EXHIBITS



Exhibit
Number   Description

(a)(1)*  Offer to Exchange, dated May 8, 2002.
(a)(2)*  Form of Election Form.
(a)(3)*  Form of Change in Election Form from Accept to Reject.
(a)(4)*  Form of Change in Election Form from Reject to Accept.
(a)(5) VINA Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.
(a)(6)   VINA Technologies, Inc. Amendment to its Annual Report on
         Form 10-K/A for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April
         25, 2002, and incorporated herein by reference.
(a)(7) VINA Technologies, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 9, 2002, and incorporated herein by reference.
(a)(8)* Form of Electronic Communication--Notice to Employees of Amendments to the Offer to Exchange.
(a)(9)* Form of Electronic Communication--Notice to Employees of Extension of offer period under the Offer to Exchange.
(a)(10) Form of Electronic Communication--Notice to Employees of Further Extension of offer period under the Offer to Exchange.
(a)(11)  Text of Press Release issued by VINA on July 23, 2002.
(d)(1) VINA Technologies, Inc. Amended and Restated 1998 Stock Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1.2 to Amendment No. 1 to the Company's
         Registration Statement on Form S-1 (File No. 333- 36398) filed with the Securities and Exchange Commission on June 22,
         2000).
(d)(2) VINA Technologies, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1.4 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333- 36398) filed with the Securities and Exchange Commission on July 17, 2000).
(d)(3) Form of Option Agreement pursuant to the VINA Technologies, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-36398) filed with the Securities and Exchange Commission on August 4, 2000).
(d)(5) Woodwind Communications Systems, Inc. 1999 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's
         Registration Statement on Form S-8 (File No. 333- 56260) filed with the Securities and Exchange Commission on February 27, 2001).
(d)(6) Woodwind Communications Systems, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's
         Registration Statement on Form S-8 (File No. 333- 56256) filed with the Securities and Exchange Commission on February 27, 2001).

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

(d)(7) Securities Purchase Agreement dated as of October 17, 2001, by and among VINA Technologies, Inc. and the Investors named therein (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001).
(d)(8) Form of Common Stock Purchase Warrant issued to investors in connection with the Securities Purchase Agreement (incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2001).
(d)(9) Stockholders' Agreement dated October 17, 2001 by and among the Company and the stockholders listed on the signature pages thereto, (incorporated by reference to Exhibit 4.2 to the Company's Current Form 8-K filed with the Securities and Exchange Commission on October 24, 2001).

     * Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 8, 2002, as amended by Amendment No .1 to the Schedule TO filed with the Securities and Exchange Commission on May 24, 2002 and Amendment No. 2 filed with the Securities and Exchange Commission June 13, 2002.




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